ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 21 DECEMBER 2006
12:00PM (AWST)

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE AND OSAKA GAS SIGN LNG HEADS OF AGREEMENT

The North West Shelf participants and Osaka Gas Co., Ltd. of Japan have signed a heads of agreement for the ongoing supply of liquefied natural gas from Australia's largest resources project.

Osaka Gas Co., Ltd. is another of the North West Shelf's original Japanese LNG customers to renew its long term LNG supply requirements this year. The deal is for the supply of approximately 0.5 million tonnes a year for six years, to be delivered in Japan by the North West Shelf participants, and will commence in April 2009.

Osaka Gas Co., Ltd. is the country's second largest gas company serving 6.8 million customers in the Kansai region representing 27 per cent of Japan's city gas market.

Osaka Gas is a long standing customer of the North West Shelf Venture, having signed long-term contracts in 1985 and 2002.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but is not a party to this agreement.

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 21 DECEMBER 2006
12:00AM (AWST)

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE AND TOKYO ELECTRIC POWER COMPANY SIGN LNG HEADS OF AGREEMENT

The North West Shelf Venture participants and the Tokyo Electric Power Company of Japan have signed a heads of agreement for the ongoing supply of liquefied natural gas from Australia's largest resources project.

The Tokyo Electric Power Company is another of the North West Shelf Venture's original Japanese LNG customers to renew its long-term LNG supply requirements this year. The eight-year deal is for the supply of five cargoes of LNG a year, about 0.3 million tonnes a year, on an ex-ship basis, and will commence in April 2009.

The Tokyo Electric Power Company is the largest power utility and largest consumer of LNG in Japan, serving more than 27 million customers in and around the Tokyo area.

The Tokyo Electric Power Company is a long standing customer of the North West Shelf Venture, having signed a contract in 1985 that ends in March 2009.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but is not a party to this agreement.